UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42688

707 Cayman Holdings Limited
(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name Into English)

5/F, AIA Financial Centre, 712 Prince Edward Road East, San Po Kong	Hong Kong
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1	Press release — 707 Cayman Holdings Effects a Share Consolidation on July 14, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

707 Cayman Holdings Limited

Date: July 14, 2026	By	/s/ Cheung Lui
Cheung Lui
Chief Executive Officer

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